SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of January 2005

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





Wellington Management Company, llp                75 State Street
                                                  Boston
                                                  Massachusetts 02109
                                                  Telephone: (617)951-5000
                                                  Fax: (617) 951-5250



Ryanair Holdings plc

21 January 2005

Re: Holding in Company

A letter from Wellington Management Company, LLP dated 20 January 2005, received by Ryanair Holdings plc on 21 January 2005.


20 January 2005


Company Secretary

Mr. Jim Callaghan

Ryanair Holdings plc

C/O Ryanair Ltd Corporate Head Office

Dublin Airport

County Dublin

Ireland L2



Re: Notification concerning interests in shares of Ryanair Holdings plc (the "Company")



Dear Mr. Callaghan:

1


Wellington Management Company, LLP ("Wellington Management") is registered as an investment adviser with the United States Securities and Exchange Commission and acts as discretionary investment manager on behalf of various separate (the " Accounts") that hold an interest in shares of the Company. Wellington Management's interest in the shares is as an investment manager, as is mentioned in Sections 67(1) and 77(4)(B) of the Companies Act 1990(the "Act"). The Accounts do not act as a group nor do they act in concert with respect to the interests in shares. Wellington Management acquired the interests in shares for the Accounts in its capacity as discretionary investment manager to, and solely for the benefit of, the Accounts, and the interests were acquired solely for investment purposes. The shares are registered in the name of the Accounts or the Accounts' custodians or nominees according to their respective holdings.


2

Wellington Management as discretionary investment manager on behalf of various separate accounts, has purchased, in the aggregate, 1,392,892 ordinary shares and 11,943,074 ADR shares. On a converted basis, this represents the equivalent of 61,108,262 ordinary shares, or 8.10% of the shares outstanding, of the Company. This is an increase of .58% since our notification on 6 January 2005. Therefore, Wellington Management hereby gives notice to the Company of such interest in shares, pursuant to the provisions of Sections 67(1) and 77(4)(B) of the Act.

Mr. Jim Callaghan

20 January 2004

Page Two

3

This notice is given in fulfillment of, and for the express purpose of discharging the obligations imposed on us by, Sections 67(1) and 77(4)(B) of the Act and arising out of the circumstances referred to in paragraph 2.



If you have any questions or comments, please do not hesitate to contact me at 617-790-7745.


Regards,


Julie A. Jenkins

Vice President and Counsel

Wellington Management Company, llp



This announcement has been issued through the Companies Announcement Service of The Irish Stock Exchange

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  21 January 2005
                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director